Fargo office: 4334 18th Avenue S. Suite 200, P.O. Box 9156 Fargo, ND 58106-9156 Fax 701-232-4108		Fergus Falls office: 215 S. Cascade Street P.O. Box 496 Fergus Falls, MN 56538-0496 Fax: 218-998-3165
1-866-410-8070	•	www.ottertail.com

January 24, 2014	Reply to Fargo office
Direct: 701-451-3562

Via Edgar

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-0309

RE:	Otter Tail Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 0-53713

Dear Mr. Thompson:

Enclosed is the response of Otter Tail Corporation. (“the Company,” “we” or “our”) to the comment received by letter dated January 13, 2014 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing. For ease of reference, the Company has set forth below the numbered comment of your letter, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 63

Consolidated Statements of Income, page 66

Comment

  We note as part of your response to prior comment 1 in our letter dated December 11, 2013 that you “believe it is more meaningful to present your revenues by business segment rather than the categories in Regulation S-X, Rule 5-03.” While we do not object to the proposed changes to your footnotes within the context of that statement, please note that Rule 5-03(b) of Regulation S-X provides for detail that shall be presented on the face of the income statement. In this regard, it remains unclear why you believe aggregating the non-regulated products and services for sales and cost of sales on the face of the income statement is an acceptable alternative to the Rule 5-03(b) of Regulation S-X requirement.

Mr. William H. Thompson

January 24, 2014

Response

As stated in our reply to the SEC comment letter dated December 12, 2013, we acknowledge and understand the requirements of Rules 5-03(b)(1) and (2) of Regulation S-X.

We believe disclosures in Notes 1 and 2 to our consolidated financial statements (2012 Form 10-K, pages 73-74, Revenue Recognition, and pages 80-83) together with the disclosures in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) (2012 Form 10-K, pages 44-46) provide the information required by Rules 5-03(b)(1) and (2) of Regulation S-X, but in a segmented format that is more indicative of the way we manage our business and more informative to investors of the operating results of our business segments. While the information needed to comply with the requirements of Rules 5-03(b)(1) and (2) of Regulation S-X is available, providing revenues and costs related to products sold on the face of our income statement results in combining revenues and costs from our Manufacturing and Plastics segments, which do not share the same economic characteristics.

Understanding that the specific requirement of Rule 5-03(b) is to show products and services separately on the face of the income statement, starting with our 2013 10-K, which will be filed on or before March 3, 2014, we will provide a separation by products and services of our non-regulated revenues and cost of sales on the face of the income statement. Following is how the operating section of our consolidated statements of income will be presented.

Otter Tail Corporation
Consolidated Statements of Income--For the Years Ended December 31
(in thousands, except per-share amounts)	2013	2012	2011

Operating Revenues
Electric	$ xxx,xxx	$ 350,679	$ 342,633
Product Sales	xxx,xxx	359,474	313,020
Construction Services	xxx,xxx	149,086	184,516
Total Operating Revenues	xxx,xxx	859,239	840,169

Operating Expenses
Production Fuel – Electric	xx,xxx	66,284	69,017
Purchased Power - Electric System Use	xx,xxx	49,184	43,451
Electric Operation and Maintenance Expenses	xxx,xxx	121,069	115,863
Cost of Products Sold (depreciation included below)	xxx,xxx	270,041	248,021
Cost of Construction Revenues Earned (depreciation included below)	xxx,xxx	147,097	173,629
Other Nonelectric Expenses	xx,xxx	52,621	49,296
Asset Impairment Charge	xxx	432	470
Depreciation and Amortization	xx,xxx	59,764	58,335
Property Taxes - Electric	xx,xxx	10,720	10,190
Total Operating Expenses	xxx,xxx	777,212	768,272

Operating Income	xx,xxx	82,027	71,897

Mr. William H. Thompson

January 24, 2014

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter please contact me at (701) 451-3562.

Yours very truly,

/s/ Kevin G. Moug

Kevin G. Moug

Chief Financial Officer and Senior Vice President